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July 1, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated June 27, 2003 announcing Air France's structured finance issue.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

7/9

Information


AIR FRANCE

Others

Roissy, 27 june 2003

AIR FRANCE SUCCESSFULLY PLACES A €435-MILLIONS STRUCTURED FINANCE ISSUE

As part of its financing policy, Air France will be closing an aircraft securitization transaction in the next few days. This structured transaction, which is secured by a portfolio of 16 aircraft, will enable Air France to raise €435 million for its refinancing needs as well as to diversify its sources of funding. Air France's financial consolidated financial position will not be impacted, as the operation is consolidated and the aircraft remain on the balance sheet. Air France is the second European airline to launch this type of structured finance issue.

The transaction has been arranged and structured by Crédit lyonnais and placed by joint-lead managers Crédit lyonnais and JP Morgan.

The transaction has been substantially oversubscribed and has been placed with around thirty international investors, thereby meeting Air France's objective to diversify its sources of funding.

Three tranches of 10-year maturity debt have been offered to investors:

- One A1 senior floating rate tranche of €98.38 million with an average life of 5.6 years.
- One A2 senior bullet fixed rate tranche of €194 million with a 10-year maturity.

The A1 and A2 tranches will be guaranteed by MBIA Assurance S.A and should benefit from Aaa/AAA rating assigned by Moody's and Fitch respectively.

- One mezzanine B floating rate tranche of €142.62 million with an average life of 5.6 years. This tranche should benefit from a rating of A3/A- assigned by Moody's and Fitch respectively.

The tranches were priced at par as follows : Euribor +55 annual bp on the A1 tranche, 65 annual bp over the 10-year swap on the A2 tranche and Euribor + 150 annual bp on the B tranche.

The quality of the placement and its oversubscription reflect the investor interest in a structured secured by a portfolio of aircraft and in Air France's credit. It also attests Air France's ability to structure innovative transactions with its advisory banks. This operation fully satisfies Air France's objectives in terms of financing policy.

In spite of the extremely difficult context for the air transport industry, Air France's net debt has remained stable at €2.9 billion since March 2001.

As part of its refinancing policy, Air France issued €834 million of new debt in fiscal year 2002-03, all secured by aircraft assets, and reimbursed €1,25 billion of debt.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Website: www.airfrance-finance.com

